UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                      Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 21, 2020, Husky Energy Inc. issued a press release announcing that they have obtained all key regulatory approvals required in connection with the combination of Cenovus Energy Inc. and Husky Energy Inc. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: December 21, 2020		GENERAL COUNSEL & SECRETARY

Exhibit A

Strategic combination plan receives all key regulatory approvals

Transaction scheduled to close January 1

Calgary, Alberta (December 21, 2020) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) and Husky Energy Inc. (TSX: HSE) are pleased to announce they have obtained all of the key regulatory approvals required in connection with the previously announced combination of Cenovus and Husky pursuant to a plan of arrangement under the Business Corporations Act (Alberta).

Subject to the satisfaction of customary closing conditions, the transaction is anticipated to formally close on January 1, 2021. Upon completion of the transaction, the combined company will continue to operate as Cenovus Energy Inc. and remain headquartered in Calgary, Alberta.

Advisory

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by Cenovus and Husky in light of their experience and perception of historical trends. Although Cenovus and Husky believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward-looking information in this news release is identified by words such as “anticipated”, “will” or similar expressions and includes suggestions of future outcomes, including statements about the anticipated timing of closing of the transaction.

Readers are cautioned not to place undue reliance on forward-looking information as Cenovus’s actual results may differ materially from those expressed or implied. Cenovus and Husky undertake no obligation to update or revise any forward-looking information except as required by law. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and/or Husky and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include successful closing of the transaction within expected timelines.

Additional information about assumptions, risk factors and uncertainties on which the forward-looking information is based and that could cause Cenovus’s actual results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements are described in Cenovus’s 2020 guidance (dated April 1, 2020), Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2019 and its MD&A for the period ended September 30, 2020 as well as its Annual Information Form (AIF) and Form 40-F for the period ended December 31, 2019 (each available at cenovus.com).

Husky’s Annual Information Form for the year ended December 31, 2019, MD&A for the three and nine months ended September 30, 2020 and other documents filed with securities regulatory authorities (accessible through the SEDAR website at sedar.com and the EDGAR website at sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results in respect of Husky and are incorporated herein by reference.

About Cenovus

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface using a technique called steam-assisted gravity drainage (SAGD). The company also has conventional crude oil, natural gas and natural gas liquids assets in Alberta and British Columbia as well as 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

About Husky

Husky Energy Inc. is a Canadian-based integrated energy company. It is headquartered in Calgary, Alberta, and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. The Company operates in Canada, the United States and the Asia Pacific region with two business segments. The Integrated Corridor includes bitumen from thermal projects in the Lloydminster area of Saskatchewan, along with the Tucker Thermal Project and the Sunrise Energy Project in Alberta, with production integrated into Husky’s downstream operations, which includes upgrading, refining and marketing of refined petroleum products. The Offshore business includes crude oil production offshore Newfoundland and Labrador and natural gas and liquids production offshore China and Indonesia. For more information, visit huskyenergy.com.

Find Husky on Facebook, Twitter, LinkedIn and Instagram.

Cenovus Contacts
Investor Relations Sherry Wendt, Director, Investor Relations 403-766-7711	Media Relations Brett Harris, Manager, Communications 403-766-3420

Husky Contacts
Investor Relations Leo Villegas, Director, Investor Relations 403-513-7817	Media Relations Kim Guttormson, Manager, Communication Services 403-298-7088